SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 13, 2018.

TRANSLATION

Buenos Aires, December 13, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A.—Payment of Dividends

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VI of the ByMA Listing Regulations.

In that connection, please be advised that, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2018, in the fourth item of the agenda, section 2) c), which resolved to allocate the sum of Ps. 1,200 million to a reserve for the payment of future dividends, authorizing the Board of Directors, up to the date of the next Ordinary General Shareholders Meeting that will consider the Financial Statements closed as of December 31, 2018, to determine the opportunity and amount for its distribution; the Board of Directors of YPF S.A. (hereinafter, the “Company”), at its meeting held on December 12, 2018, resolved to pay a dividend in cash of Ps. 3.0510 per share, without distinction among the classes of the Company’s stock. Such dividend shall be made available to all shareholders on December 27, 2018, or on any subsequent date which may be applicable pursuant to the rules governing the jurisdictions where the Company’s shares are listed. The exchange rate to be used for payment of the ADRs will be that of the United States dollar in the open exchange market-selling rate-at market close on the business day prior to the date when the dividends will be made available in the Republic of Argentina.

In addition, please be advised that the applicable withholding taxes will be levied on the amount payable on this account in accordance with applicable laws and regulations.

Yours faithfully,

Lorena Sánchez

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 13, 2018	By:	/s/ Lorena Sánchez
	Name:	Lorena Sánchez
	Title:	Market Relations Officer